

GenesisAI

A Protocol for Machine
Learning Networking



The Problem

AIs exist in silos. They are developed and operated in a closed environment. There is no easy way for ML models to exchange data and trade services



The Solution

GenesisAI is a ML protocol. On top of this ML protocol we are building a marketplace for AI models - Amazon for AI models. The marketplace connects companies in need of AI services, data, and models with companies interested in monetizing their AI tech



Vision

Lay foundation for Artificial General Intelligence



Product Walkthrough

https://youtu.be/LwZ4WjsOHTM

Meet the Team



Archil Cheishvili
CEO
Harvard College
(Economics)
Bridgewater
Associates



David Fan
CTO
Harvard College
(Computer Science)
Google



Mena Gadalla
Chief Scientist
Harvard University
(PHD in
Computational
Science & Engineering)



Alex Parunov
Sr. Software Engineer
Masters in ML
Typeform
HeyJobs

Meet the Advisors



Neil Flanzraich
Director, Chipotle



Prof. Tim Kraska
MIT, AI/ML Expert



Travis May
CEO, Datavant



Prof. Thomas Magnanti
Dean of Engineering, MIT



Prof. Stratos Idreos
Harvard SEAS, Data Science



Prof. Elie Ofek
HBS

High Quality AI

Increasing the quality of AI products and services by ~300%

Ensemble Learning + distillation – we average model outputs for the best accuracy

Validation Accuracy – buyers upload sample data with correct results. GenesisAI tests different models to find the best one

Cross-Provider Transfer Learning – allowing multi-AI agent interaction. E.g. Speech recognition + language translation = Speech translation

Cross-Provider Transfer Learning

Allowing multi-AI agent interactions



Competitive Advantages

Better quality through Validation Accuracy, Ensembling + Distillation, and Cross-Provider Transfer Learning

Lower prices through removing intermediaries and increasing the supply of AI products and services



Market size

2018

$100B

2025

$6T

Traction



Beta Version



**25 companies on
the demand side**



**20 companies on
the supply side**



Business Model

30% of marketplace transactions


Revenue Forecast
$300
$250
$200
$150
$100
$50
$0
Year 1
Year 2
Year 3
Year 4
Year 5
Revenue (In millions)

GenesisAI

- A marketplace for all things AI

- Cheaper and higher quality AI products

- 30% commission

- The first step in the generation of an artificial general intelligence

For more information contact archil@genesisai.io